UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from                      to
Commission File Number 001-12209
A.	Full title of the plan and address of the plan, if different from the issuer named below
RANGE RESOURCES CORPORATION
401 (k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office
Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas, 76012

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statements of Net Assets Available for Benefits	F-2

Statements of Changes in Net Assets Available for Benefits	F-3

Notes to Financial Statements	F-4

Supplemental Schedule — Form 5500, Schedule H, line 4i, Schedule of Assets (Held at End of Year)	F-12

Signature	F-13

Exhibit Index	F-14

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	F-15

Exhibit 99.1 — Certification of Periodic Reports	F-16
EX-23
EX-99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Range Resources Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 16, 2009

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$20,710,675	$28,435,483
Common collective trust	6,047,135	5,576,726
Range Resources common stock	22,909,164	31,753,333
Participant loans	783,585	791,137

Total investments at fair value	50,450,559	66,556,679

Participant contribution receivable	—	23,000
Employer contribution receivable	—	12,000
Other receivable	—	5,494

Total assets	50,450,559	66,597,173

Liabilities
Liability for excess contributions	—	46,862

Net assets available for benefits at fair value	50,450,559	66,550,311

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contract	435,514	112,989

Net assets available for benefits	$50,886,073	$66,663,300

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
Additions to net assets
Investment income:
Net realized and unrealized gains on investments	$—	$13,404,479
Interest and dividends	1,756,350	2,883,785

Total investment income	1,756,350	16,288,264

Contributions:
Non-cash:
Employer stock	—	1,309,758
Cash:
Participants	4,196,024	3,360,674
Employer match	2,690,088	997,759
Rollover and other	448,312	366,580

Total contributions	7,334,424	6,034,771

Total additions to net assets	9,090,774	22,323,035

Deductions from net assets
Benefits paid to participants	(1,691,048)	(4,382,713)

Investment losses:
Net realized and unrealized losses on investments	(23,176,953)	—

Total deductions from net assets	(24,868,001)	(4,382,713)

Net (decrease) increase in net assets available for benefits	(15,777,227)	17,940,322

Net assets available for benefits at beginning of year	66,663,300	48,722,978

Net assets available for benefits at end of year	$50,886,073	$66,663,300

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
A. Description of the Plan
Plan Description
     The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
     The Plan was established effective January 1, 1989 as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.
Contributions
     Effective January 1, 2008, participants may contribute up to 75% of pre-tax annual compensation, as defined by the Plan. Prior to January 1, 2008, participants could contribute up to 50% of pre-tax annual compensation. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of up to 75% of pre-tax compensation or a participant may make a Roth IRA deferral which is taxed differently than the pre-tax deferral.
     Beginning January 1, 2008, the Company began offering an automatic enrollment feature under the Plan after a participant meets a 60-day service requirement. Those employees that do not make an affirmative election to contribute to the Plan are automatically enrolled in the Plan with a 3% contribution of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on each anniversary date up to a maximum of 6%.
     Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.
     Participants must be employed on the last day of the Plan year, and complete 1,000 hours of service during the Plan year to be eligible to receive profit sharing contributions. Each year the Board of Directors may determine the percentage of employee salaries that the Company will contribute as a profit sharing contribution. This contribution is discretionary and the Company did not make a profit sharing contribution in 2008. The Company made profit sharing contributions, in the form of Company stock, at the rate of 3% of eligible participant’s salary, which approximated $1,310,000 in 2007.
     At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary deferrals of the participants. Effective January 1, 2005, the Company began making matching cash contributions to participant accounts. The cash match during 2007 was $0.50 on the dollar (per pay period) up to the first 6% of eligible participant contributions, which approximated $998,000 in 2007. The Board did not elect any matching contributions in 2008.
     Beginning January 1, 2008, the Company began a Qualified Automatic Safe Harbor Matching Contribution (“QASH”) in the amount of 100% of the first 6% of deferred compensation. The QASH during 2008 was approximately $2,690,000.

A. Description of the Plan — continued
Participant Accounts
     Each participant’s account is credited with the participant’s elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
     Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2008 vesting in the Company Qualified Automatic Safe Harbor Matching Contribution portion of accounts plus actual earnings thereon is as follows:

Vested
Years of Service	Percentage

Less than One (1) year	0%
One (1) year	50%
Two (2) years	50%
     A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service. Prior to 2008, Company contributions were subject to the following vesting schedule:

Vested
Years of Service	Percentage

Less than One (1) year	0%
One (1) year	40%
Two (2) years	80%
Three (3) or more years	100%
Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for 2008 and 2007, ranged from 4.00% to 10.25%. Principal and interest are paid ratably through payroll deductions. In some cases, due to current market conditions, a participant’s vested balance my not secure some portion of their loan balance.
Benefit Payments
     Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sum distributions, installment payments, or through the purchase of an annuity contract. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited. See additional discussion below. Disbursements for benefits are recorded when paid.
     A participant may receive a hardship distribution from salary deferrals if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) on account of funeral or burial expenses relating to the death of the

A. Description of the Plan — continued
Benefit Payments — continued
participant’s deceased parent, spouse, child or dependant; or (6) on account of casualty expenses to repair damage to the participant’s principal residence.
Forfeitures
     Forfeited balances of terminated participants’ non-vested accounts were reallocated to the account balances of the remaining participants for all forfeitures through 2007. All forfeitures incurred in 2008 and forward will be used to fund Plan expenses.
B. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
     The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the mutual funds and Range Resources common stock. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end. These investments are subject to market or credit risks customarily associated with equity investments.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year.
     Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.
     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The fair value of the investment in the common collective trust is presented in the Statement of Net Assets Available for Benefits as well as the adjustment of the investment in the common collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefit is prepared on a contract value basis.

B. Summary of Significant Accounting Policies — continued
Contributions
     Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.
Payment of Benefits
     Benefits are recorded when paid.
Plan Expenses
     Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements. The Plan Sponsor paid Plan expenses on behalf of the Plan of approximately $46,000 in 2008 and $35,000 in 2007.
Adoption of New Accounting Pronouncement
     In September 2006, Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, was issued. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It applies whenever other standards require or permit assets or liabilities to be measured at fair value but it does not expand the use of fair value in any new circumstances. In November 2007, the effective date was deferred for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The provisions of SFAS No. 157 that were not deferred are effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157, effective January 1, 2008, did not have a significant effect on the reported net assets or changes in net assets. For additional disclosures required by SFAS No. 157, see footnote I below.
C. Investments
     Participants may direct their 401(k) salary deferrals to be invested into any of the twenty-one investment funds and one common collective trust offered by the Plan as well as the Range Resources Corporation common stock.
     During 2007, non-cash profit sharing contributions made in the form of the Company’s common stock, by the Company, could be redirected by participants into any of the twenty-one investment options offered by the Plan. There were no profit sharing contributions in 2008.
     The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2008

Range Resources common stock	$22,909,164
DWS Stable Value Trust-Institutional Shares	6,047,135
American Funds — The Growth Fund of America — Class R3	4,315,553

Description	2007

Range Resources common stock	$31,753,333
American Funds- The Growth Fund of America — Class R3	6,578,809
DWS Stable Value Trust-Institutional Shares	5,576,726
DWS Dreman High Return Equity — A	3,773,900

C. Investments — continued
     Common stock of the Company represented approximately 45% of net assets available for benefits at December 31, 2008 compared to 48% of total net assets available for benefits at December 31, 2007.
     During 2008 and 2007, the composition of the Plan’s net realized and unrealized gains and (losses) on investments was as follows:

	2008	2007

Mutual Funds	$(12,249,937)	$(1,473,228)
Range Resources Common Stock	(10,927,016)	14,877,707

	$(23,176,953)	$13,404,479

D. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Company has adopted the Scudder Trust Company Prototype Defined Contribution Plan, which has been approved by the IRS for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
E. Forfeitures
     At December 31, 2008 and 2007, the balance in the forfeiture account approximated $17,000 and $33,000, respectively. In 2008, there was approximately $32,000 of forfeitures reallocated to participants. In 2007, there was approximately $14,000 of forfeitures reallocated to participants.
F. Transactions with Parties-in-Interest
     Participants have the option to invest their salary deferrals into the Company’s common stock. In addition, the Plan invests in shares of mutual funds managed by Scudder. Scudder acts as trustee for these investments as defined by the Plan. Transactions in such investments qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.
G. Plan Termination
     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.
H. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, per the financial statements to the Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$50,886,073	$66,663,300
Liability for excess contributions	—	46,862
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	(435,514)	(112,989)

Net assets available for benefits per the Form 5500	$50,450,559	$66,597,173

H. Reconciliation of Financial Statements to Form 5500 — continued
     The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s financial statements. The modified cash basis of accounting was used in preparing the Form 5500, whereas the Plan’s financial statements have been prepared on the accrual basis of accounting as required by accounting principles generally accepted in the United States of America. For 2008 and 2007, the common collective trust is adjusted from fair value to contract value.
I. Fair Value Measurements
     Effective January 1, 2008, the Plan adopted SFAS No. 157, as discussed in Note B, which among other things, requires enhanced disclosures about assets and liabilities carried at fair value. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which include multiple valuation techniques. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to measure fair value by converting future amounts, such as cash flows or earnings, into a single present value amount using current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace the service capacity of an asset.
     SFAS No. 157 does not prescribe which valuation technique should be used when measuring fair value and does not prioritize among techniques. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used in applying the various valuation techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy defined by SFAS No. 157 are as follows:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.
Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.
Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
     The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. The following table presents the fair value hierarchy table for assets and liabilities measured at fair value, on a recurring basis, as set forth in SFAS No. 157:

J. Fair Value Measurements — continued

		Fair Value Measurements at December 31, 2008 Using
		Quoted Prices in
	Total Carrying	Active Markets for	Significant	Significant
	Value as of	Identical Assets	Observable Inputs	Unobservable Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$20,710,675	$20,710,675	$—	$—
Range Resources common stock	22,909,164	22,909,164
Common collective trust	6,047,135	—	6,047,135	—
Participant loans	783,585	—		783,585

Total investment at fair value	$50,450,559	$43,619,839	$6,047,135	$783,585

     These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Mutual funds in Level 1 are measured at fair value with a market approach using December 31, 2008 net asset values of the shares held by the Plan at year-end. Range Resources common stock in Level 1 is exchange traded and measured at fair value with a market approach using the December 31, 2008 closing price. The common collective trust in Level 2 is measured based on information reported by the investment advisor using the audited financial statements of the trust for the Plan’s year-end. Participant loans in Level 3 are valued at amortized cost, which approximates fair value.
     The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

2008

Participant loans, beginning of year	$791,137
Loan issuance	377,340
Loan repayments	(354,002)
Distributed loans	(30,890)

Participant loans, end of year	$783,585

SUPPLEMENTAL SCHEDULE

RANGE RESOURCES CORPORATION 401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
EIN: 34-1312571
Plan: 002

	(b)	(c)
	Identity of Isuue,	Description of Investment, including		(e)
	Borrower or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost Value	Value

*	Range Resources Corp.	Common Stock	**	$22,909,164
*	DWS	Stable Value Trust — Institutional Shares	***	6,047,135
	American Funds	The Growth Fund of America — Class R3	**	4,315,553
	Pimco	Total Return Fund — A	**	2,470,636
*	DWS	Dreman High Return Equity — A	**	1,974,694
	Oppenheimer	Global Fund — Class N	**	1,879,216
	Blackrock	U. S. Opport Port	**	1,473,552
*	DWS	Equity 500 Index Fund — Investment Class	**	1,406,674
*	DWS	Life Compass 2015 Fund	**	1,307,806
	Allianz	NFJ Small Cap Value — A	**	1,238,543
*	DWS	International Select Equity Fund — Class A	**	824,398
	Blackrock	Global Allocation Fund — A	**	726,903
	Pimco	Real Return Fund — A	**	720,548
	Riversource	Mid Value Fund — R	**	576,082
	Alger	Small Cap Growth Inst — R	**	401,477
*	DWS	RREEF Real Estate Securities Fund — Class A	**	335,598
*	DWS	Life Compass 2020 Fund	**	263,188
*	DWS	Life Compass 2030 Fund	**	251,838
*	DWS	Life Compass Retirement Fund	**	159,654
	Davis	New York Venture Fund — A	**	125,323
	Alliance Ber	International Value Fund — A	**	118,308
	Oppenheimer	International Bond Fund	**	103,973
	RS	Emerging Markets Fund — A	**	36,711
*	Participant loans	4% - 10.25%; 1 - 5 years	-0-	783,585

				$50,450,559

*	A party-in-interest as defined by ERISA

**	Cost not necessary due to participant-directed investements in mutual funds, common collective trust and common stock

***	Reported at fair value in accordance with Form 5500

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN
Date: June 16, 2009	/s/ Roger S. Manny
Roger S. Manny, Trustee

Exhibit Index

NUMBER	Exhibit
23*	Consent of independent registered public accounting firm

99.1*	Certification of the December 31, 2008 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith